UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AG Mortgage Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

001228105
(CUSIP Number)

Shawn Wells
President and General Counsel
Hill Country Asset Management L.P.
165 Hargraves Drive
Building S, Suite S-280
Austin, TX 78737
(512) 664-0823

With a copy to:

Russell Leaf
Jared Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001228105	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hill Country Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,004,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,004,078
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14		TYPE OF REPORTING PERSON IA, PN

(1) Based on the 22,502,073 shares of Common Stock, $0.01 par value per share of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of August 1, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the U.S. Securities and Exchange Commission on August 5, 2022.

CUSIP No. 001228105	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hill Country Special Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,004,078
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,004,078
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14		TYPE OF REPORTING PERSON FI, PN

(1) Based on the 22,502,073 shares of Common Stock, $0.01 par value per share of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of August 1, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the U.S. Securities and Exchange Commission on August 5, 2022.

CUSIP No. 001228105	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew W. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,004,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,004,078
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14		TYPE OF REPORTING PERSON HC, IN

(1) Based on the 22,502,073 shares of Common Stock, $0.01 par value per share of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of August 1, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the U.S. Securities and Exchange Commission on August 5, 2022.

CUSIP No. 001228105	Page 5 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven L. Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,004,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,004,078
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14		TYPE OF REPORTING PERSON HC, IN

(1) Based on the 22,502,073 shares of Common Stock, $0.01 par value per share of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of August 1, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the U.S. Securities and Exchange Commission on August 5, 2022.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Issuer”) to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2022 (as amended by Amendment No. 1 thereto filed on August 25, 2022, Amendment No. 2 thereto filed on September 1, 2022, and this Amendment No. 3, the “Schedule 13D”).  This Amendment No. 3 is being filed to reflect changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of Common Stock. The shares of Common Stock of the Issuer are collectively referred to in this Schedule 13D as the “Shares”. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.  This Amendment No. 3 is being filed by Hill Country Asset Management L.P., a Delaware limited partnership (“Hill Country”), Hill Country Special Opportunities Master Fund, LP, a Cayman Islands limited partnership (the “Master Fund”), Andrew W. Olson, a citizen of the United States of America (“Mr. Olson”), and Steven L. Kuhn, a citizen of the United States of America (“Mr. Kuhn”, and together with Hill Country, Master Fund and Mr. Olson, the “Reporting Persons”).

Hill Country’s principal business is serving as investment advisor to Master Fund and other funds and private investment vehicles affiliated with the Reporting Persons (collectively, the “Funds”).  The principal business of Master Fund is making investments.  Mr. Olson’s principal occupation is serving as the Chief Executive Officer of Hill Country.  Mr. Kuhn’s principal occupation is serving as the Chief Investment Officer of Hill Country.

This Amendment No. 3 is being filed to amend Item 3, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 5 of this Amendment No. 3 is incorporated by reference herein, as applicable.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 3 of this Amendment No. 3 is incorporated by reference herein, as applicable.  Item 5 of the Schedule 13D is hereby amended to reflect the following:

(a)
As of the date of this Amendment No. 3, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,004,078 Shares representing approximately 4.46% of the outstanding Shares, based upon the 22,502,073 Shares outstanding as of August 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the SEC on August 5, 2022 (the “10-Q”).

(b)
All of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by Master Fund.  Hill Country, as the investment advisor to Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,004,078 Shares held directly by Master Fund.  By virtue of his positions as the Chief Executive Officer and member of Hill Country, Mr. Olson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,004,078 Shares held directly by Master Fund.  By virtue of his positions as the Chief Investment Officer and member of Hill Country, Mr. Kuhn may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,004,078 Shares held directly by Master Fund.

(c)
The following table sets forth all additional transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 12, 2022. All such transactions were sales of Shares effected in multiple transactions in the open market. The price reported in the Price Per Share column is a weighted average price. The Reporting Persons undertake to provide upon request by the staff of the SEC the full information regarding the number of Shares sold at each separate price.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)	Price Range ($)
Master Fund	9/2/2022	50,000	$6.35	$6.35 – $6.35
Master Fund	9/9/2022	100,000	$6.00	$6.00 – $6.00
Master Fund	9/12/2022	125,000	$5.9781	$5.95 – $6.03

(e)
On September 12, 2022, as a result of the transactions reported in this Amendment No. 3, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Items 3 and 5 of this Amendment No. 3 is incorporated by reference herein, as applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated April 12, 2022, by and among the Reporting Persons, was previously filed with the SEC on April 12, 2022 as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.

Exhibit 2 – Power of Attorney granted by Andrew W. Olson and Steven L. Kuhn in favor of Shawn T. Wells, dated January 31, 2022, was previously filed with the SEC on January 31, 2021 as Exhibit 99.2 to the Schedule 13G filed by Hill Country Asset Management, LP, Hill Country Special Opportunities Master Fund, LP, Andrew W. Olson and Steven L. Kuhn with respect to AG Mortgage Investment Trust, Inc. and is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2022

HILL COUNTRY ASSET MANAGEMENT, LP
By: Hill Country Asset Management, LLC, its general partner

By:	/s/ Shawn Wells________________________
Name:	Shawn Wells
Title:	President and General Counsel

HILL COUNTRY SPECIAL OPPORTUNITIES MASTER FUND, LP
By: Hill Country Special Opportunities Fund GP, LLC, its general partner

By:	/s/ Shawn Wells________________________
Name:	Shawn Wells
Title:	President and General Counsel

ANDREW W. OLSON

By:	/s/ Shawn Wells________________________
Name:	Shawn Wells
Title:	Attorney-in-Fact

STEVEN L. KUHN

By:	/s/ Shawn Wells________________________
Name:	Shawn Wells
Title:	Attorney-in-Fact